Exhibit 99.1 Corporate Communications

CNH Industrial announces retirement of NAFTA region COO

London, October 6, 2017

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that Brad Crews, Chief Operating Officer (COO) for the NAFTA region, and a member of the Company’s Group Executive Council (GEC), has elected to retire, effective October 13, 2017. Richard Tobin, CEO of CNH Industrial, will retain responsibility for the NAFTA region on an ad interim basis.

The GEC is the operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the Company’s global business activities.

In a distinguished career spanning 23 years in the Company, Mr. Crews has served in a number of wide-ranging roles. His leadership, passion for the agricultural industry and unwavering dedication led to many important contributions to the Group and he has been an instrumental leader and mentor to many of the current leadership. CNH Industrial would like to thank Mr. Crews for his commitment and wish him the best in his retirement.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

Richard Gadeselli

Head of Corporate Communications

CNH Industrial

Tel: +44 (0)2077 660 346

Email: mediarelations@cnhind.com

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HG

United Kingdom